Suite 1050, 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	e: info@contactgold.com p: +1 (604) 449-3361 w: contactgold.com

CONTACT GOLD REPORTS Q3 2020 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (November 13, 2020) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOL) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2020.

All dollar amounts are presented in Canadian dollars unless otherwise stated.

Highlights and recent developments

  Began drill program at the past-producing Green Springs gold property in Nevada ("Green Springs") in early September (September 2, 2020), and added a core drill rig to push drill holes down to the Pilot Shale target (September 30, 2020).  Assays are pending for all holes drilled to date in the 2020 exploration program.

  Closed a public offering of units of the Company ("Units") at a price of $0.20 per Unit raising aggregate gross proceeds of $14,774,000 (the "Offering") (September 29, 2020).

  Concurrent with closing of the Offering, redeemed all of the Company's outstanding preferred shares ("Preferred Shares") (September 29, 2020).

Exploration update

The Company's planned 7,000 metre drill program is underway at Green Springs with two drill rigs active at the property.  The program is focused on high confidence step-out holes on known zones of Chainman and Pilot Shale hosted gold mineralization beneath the 2.5 km mine trend, as well as greenfields targets to the East and North of the mine trend.  Drilling continues with assay results pending from 26 RC holes, and 7 core holes completed to date.

Due to the timing and focus on the Green Springs program, the drill program at the Pony Creek gold property ("Pony Creek"), has been pushed to 2021.  Pony Creek is fully permitted to test multiple undrilled gold targets on trend from Gold Standard Ventures' Railroad project.

Selected financial data

Details of financial results as at and for the three and nine months ended September 30, 2020, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the "Interim Financial Statements"), as prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), and the MD&A for the corresponding period, copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

	Three months ended September 30,		Nine months ended September 30,
Attributable to shareholders:	2020	2019	2020	2019
Loss for the period	$5,187	$2,159	$8,581	$7,601
Other comprehensive loss (gain)	$816	$(442)	$(1,008)	$1,193
Loss and comprehensive loss	$6,003	$1,718	$7,573	$8,795
Basic and diluted loss per share	$0.05	$0.03	$0.09	$0.11

	As at September 30, 2020	As at December 31, 2019
Cash	$7,997,468	$844,169
Working capital	$7,191,734	$737,309
Total assets	$48,027,213	$39,675,218
Current liabilities	$1,361,168	$501,434
Preferred shares	$-	$13,246,524
Shareholders' equity	$44,639,036	$23,957,436

Losses attributable to shareholders for the three and nine months ended September 30, 2020 of $5.19 million and $8.58 million (2019: $2.16 million and $7.60 million), respectively, are largely reflective of several large non-cash accounting charges, including (i) a $3.60 million loss recognized on the Redemption of the Preferred Shares, (ii) accretion expense relating to the host instrument of the Preferred Shares through to their Redemption of $0.68 million and $1.96 million for the three- and nine-month periods, (iii) a foreign exchange loss of $0.36 million in the nine-month period ended, and (iv) stock-based compensation expense of $0.06 million and $0.21 million for the three- and nine-month periods, off-set by non-cash accounting gains of $185,391 and $634,417 on fair value adjustments to the Preferred Shares embedded derivatives in the three- and nine-month periods, respectively.

Operating losses include expenditures for exploration and evaluation of the Company's exploration property interests of $0.83 million and $1.51 million for each of the three- and nine-month periods, and (ii) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities in aggregate for the three- and nine-month periods $0.46 million and $1.56 million.

During the nine months ended September 30, 2020, exploration and evaluation expenditures were predominantly related to activity at Green Springs property, including the evaluation and review of data generated through 2019 and the commencement of the 2020 program.  Approximately $1.41 million in expenditures had been incurred through September 30, 2020 for exploration at Green Springs and at Pony Creek (in aggregate through September 30, 2019, $2.09 million).

Other comprehensive gain/loss attributable to shareholders for the three- and nine-month periods ended September 30, 2020 was a loss of $0.82 million and a gain of $1.01 million (three and six months ended September 30, 2019 gain of $0.44 million and loss of $1.19 million), respectively.  The other comprehensive loss or gain in a given period reflects primarily the foreign currency impact arising on the carrying value of the Company's exploration property portfolio, whereby the gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

The Company's has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred.  Total assets at September 30, 2020 comprised primarily: exploration and evaluation assets of $39.33 million, and $8.00 million in cash.  At December 31, 2019 total assets primarily comprised exploration and evaluation assets of $38.36 million, and $0.84 million in cash.

Total liabilities at September 30, 2020 include payables and accruals of $1.32 million (December 31, 2019: $0.47 million).  The Redemption of the Preferred Shares during the period ended September 30, 2020 resulted in the elimination of the related obligation on the balance sheet.  The value of the Preferred Shares reported at December 31, 2019: $13.25 million.

Accumulated other comprehensive gain of $0.39 million at September 30, 2020 (December 31, 2019: $1.40 million loss) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's portfolio of exploration properties.

About Contact Gold Corp.

Contact Gold's extensive land holdings are on Nevada's Carlin, Independence and Cortez gold trends which host numerous gold deposits and mines. Contact Gold's land position, including the Pony Creek and Green Springs gold projects comprises approximately 140 km2 of target-rich mineral tenure hosting numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage (the "Contact Gold Properties").

All of the Contact Gold Properties are early-stage exploration properties and do not contain any mineral resource estimates as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). There has been insufficient exploration to define a mineral resource estimate at any of Contact Gold Properties.

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-101.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

Chris Pennimpede, VP Corporate Development chris@contactgold.com

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Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to planned expenditures through the remainder of the year, the anticipated exploration activities of the Company at Pony Creek, Green Springs or any of the other Contact Gold Properties, including the receipt in a timely manner of regulatory and other required approvals and clearances.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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